January 12, 2015

VIA EDGAR AND ELECTRONIC MAIL

Christian Windsor
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:    Wells Fargo & Company
Form 10-Q for Fiscal Period Ended September 30, 2014
Filed November 5, 2014
File No. 1-02979

Dear Mr. Windsor:

In response to the comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff’s letter dated December 29, 2014, to Wells Fargo & Company (“Wells Fargo,” “Company,” “we,” or “our”), we submit the following information. The Staff’s comments, indicated in bold, are followed by Wells Fargo’s responses.

Form 10-Q for Fiscal Period Ended September 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Financial Review), page 2

1.
In your quarterly report, as well as in your annual reports and in earnings calls, you discuss the fact that your cross-sell program is a key element that management believes will help Wells Fargo meet its strategic goals. Please provide us with an explanation of the methodology you use to calculate the products per household and products per customer metrics, as discussed on page 3, and on pages 44 and 45 of your 2013 Annual Report. Also, please tell us to what extent your methodology for calculating the metric has changed over the last five years.

Christian Windsor, Special Counsel
January 12, 2015

Wells Fargo response:

Our cross-sell strategy is to increase the number of products our customers utilize by offering them all of the financial products they need to satisfy their financial needs. We track our cross-sell activities based on whether the customer is a retail banking household or has a wholesale banking relationship. A retail banking household is a household that uses at least one of the following retail products - a demand deposit account, savings account, savings certificate, individual retirement account (IRA) certificate of deposit, IRA savings account, personal line of credit, personal loan, home equity line of credit or home equity loan. A household is determined based on aggregating all accounts with the same address. For our wholesale banking relationships, we aggregate all related entities under common ownership or control.

We report cross-sell metrics for our Community Banking and Wealth, Brokerage and Retirement (WBR) operating segments based on the average number of retail products used per retail banking household. For Community Banking the cross-sell metric represents the relationship of all retail products used by customers in retail banking households. For WBR the cross-sell metric represents the relationship of all retail products used by customers in retail banking households who are also WBR customers.

Products included in our retail banking household cross-sell metrics must be retail products and have the potential for revenue generation and long-term viability. Products and services that generally do not meet these criteria - such as ATM cards, online banking and direct deposit - are not included. In addition, multiple holdings by a brokerage customer within an investment category, such as common stock, mutual funds or bonds, are counted as a single product.

For our Wholesale Banking operating segment cross-sell represents the average number of Wholesale Banking (non-retail) products used per Wholesale Banking customer relationship. What we include as products in the cross-sell metric comes from a defined set of revenue generating products within the following product families: Credit, Treasury Management, Deposits, Risk Management, Foreign Exchange, Capital Markets & Advisory, Investments, Insurance, Trade Financing and Trust & Servicing. The number of customer relationships is based on tax identification numbers adjusted to combine those entities under common ownership or another structure indicative of a single relationship and includes only relationships that produced revenue for the period of measurement.

Our cross-sell measurement methodology has remained consistent over the last five years. However, our ability to measure and report these metrics was affected by our merger with Wachovia at the end of 2008 due to our efforts to integrate systems and align products and relationships. We commenced reporting on a combined basis for Community Banking in the fourth quarter of 2010 and also reported for East (primarily legacy Wachovia) and West (primarily legacy Wells Fargo) through the third quarter of 2012. We began regularly disclosing cross-sell metrics for WBR in the second quarter of 2011. Wholesale Banking initially introduced its cross-sell metrics at our May 22, 2012 Investor Day conference, and we began

Christian Windsor, Special Counsel
January 12, 2015

regularly reporting them in the fourth quarter of 2012. Products included in the cross-sell measurement have been updated modestly over time to account for changes in our product offerings, but the definitions of retail banking households and Wholesale Banking customer relationships have remained unchanged over the last five years.

______________________________

The Company acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions concerning the information set forth in this letter may be directed to me at (415) 222‑3119.

Very truly yours,

/s/ RICHARD D. LEVY        ___
Richard D. Levy
Executive Vice President and Controller
(Principal Accounting Officer)

cc: John G. Stumpf, Chairman, President and Chief Executive Officer
John R. Shrewsberry, Senior Executive Vice President and Chief Financial Officer